November 17, 2009

RE:            Get cash now from your Cole Credit Property Trust, Inc. investment.

Dear Fellow Shareholder,

You may have recently read that Cole Credit Property Trust, Inc.’s share repurchase program is depleted, but you can still sell your shares!  CMG will pay you $3.50 per Share. You can reinvest your proceeds how you choose, of course. Take notice: offer expires on December 31, 2009, so you need to send in the form soon if you want to sell.

Cole Credit Property Trust, Inc. has suspended its share repurchase program, and it has been suspended for almost a year.  It is not listed on any exchange, so if you want or need your cash, this offer provides you with the ability to cash out.  While you may also be able to sell your shares in auctions, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price.  Serious problems continue to develop in the real estate and financial markets, which could negatively impact Cole Credit Property Trust, Inc.’s operations and the value of your shares.  If you sell to us, you can lock in your value now.

If you send in your form soon, you can sell your shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Cole Credit Property Trust, Inc.’s transfer agent.  There are no financing contingencies with this offer. Please carefully read the disclosures on the reverse of this letter and the AGREEMENT OF ASSIGNMENT AND TRANSFER. If you choose to sell your Shares to us, fill out the form and return it to us today. If you have any questions, please call us at (206) 340-2280.

Very Truly Yours,

CMG Acquisition Co., LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by December 31, 2009 if you wish to take advantage of this offer.